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                                                                                                        EXHIBIT 12


                                 DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

                               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                         (In thousands of dollars)

                                                                     Year Ended October 31
                                               --------------------------------------------------------------------
                                                   1997          1996           1995           1994          1993
                                               ----------     ----------     ----------     ----------     --------
Earnings:

  Income of consolidated
    group before income taxes
    and changes in accounting..............    $1,507,070     $1,286,634     $1,092,751     $  920,920     $272,345
  Dividends received from
    less than fifty percent
    owned affiliates.......................         3,591          7,937          2,023          2,329        1,706
  Fixed charges net of
    capitalized interest...................       433,673        410,764        399,056        310,047      375,238
                                               ----------     ----------     ----------     ----------     --------
    Total earnings.........................    $1,944,334     $1,705,335     $1,493,830     $1,233,296     $649,289
                                               ----------     ----------     ----------     ----------     --------
                                               ----------     ----------     ----------     ----------     --------

Fixed charges:

  Interest expense of
    consolidated group (includes
    capitalized interest)..................    $  422,588     $  402,168     $  392,408     $  303,080     $369,325
  Portion of rental charges
    deemed to be interest..................        11,497          8,596          6,661          7,008        6,127
                                               ----------     ----------     ----------     ----------     --------
    Total fixed charges....................    $  434,085     $  410,764     $  399,069     $  310,088     $375,452
                                               ----------     ----------     ----------     ----------     --------
                                               ----------     ----------     ----------     ----------     --------

Ratio of earnings to
  fixed charges*...........................          4.48           4.15           3.74           3.98         1.73
                                               ----------     ----------     ----------     ----------     --------
                                               ----------     ----------     ----------     ----------     --------
----------------

    The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less than fifty percent owned affiliates.  "Earnings" consist of income before income taxes, changes in accounting and fixed charges excluding capitalized interest.  "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

 *  The Company has not issued preferred stock.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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